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                             November 22, 2021

       Dennis L. Higgs
       President
       Austin Gold Corp.
       1021 West Hastings Street, 9th Floor
       Vancouver, BC
       Canada V6C 0C3

                                                        Re: Austin Gold Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 10,
2021
                                                            File No. 333-260404

       Dear Mr. Higgs:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A1 filed November 10, 2021

       Financial Statements
       Note 10 - Subsequent Events, page F-22

   1. We note your disclosure on page 1 stating that on October 25, 2021, you completed a consolidation of your
common shares on a 3:1 basis, although disclosure in Note 10 indicates that shares
and other equity instruments in your financial statements are shown on a pre-consolidated
basis.

                                                        Tell us why you have
not adjusted the share based information in your annual and interim financial statements,
on a retrospective basis, as would appear to be necessary to conform to the guidance in
paragraph 64 of IAS 33, and SAB Topic 4:C.
 Dennis L. Higgs
Austin Gold Corp.
November 22, 2021
Page 2
General

2. We note your disclosure that you have granted the underwriter an option to purchase up to an additional 450,000 common shares. However, it does not appear that such shares have been included in the calculation of the proposed maximum aggregate offering price in your fee table. Similarly, it does not appear that the shares that may be issuable upon the exercise of additional Underwriter Warrants issued if the underwriter exercises the overallotment option have been included in such proposed maximum aggregate offering price. Please advise.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily
Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551- 3584 with any other questions.



                                                           Sincerely,
FirstName LastName Dennis L. Higgs
                                                           Division of
Corporation Finance
Comapany NameAustin Gold Corp.
                                                           Office of Energy &
Transportation
November 22, 2021 Page 2
cc:       Jason Brenkert
FirstName LastName